July 14, 2005

VIA EDGAR AND FACSIMILE

Mr. David R. Humphrey

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Re:	American Tire Distributors Holdings, Inc.
Form S-4 filed May 12, 2005
Commission File Number: 333-124878

Dear Mr. Humphrey:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Securities Act of 1933, as amended, American Tire Distributors Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the Company’s above referenced Form S-4 (No. 333-124878) be accelerated to the 15th of July 2005, or as soon thereafter as practicable.

The Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company further represents that the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this request, please call J. Michael Gaither of American Tire Distributors, Inc., at (704) 632-7110 or Sean P. Griffiths of Gibson, Dunn & Crutcher LLP, at (212) 351-4000.

Sincerely,

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

/s/ J. Michael Gaither
J. Michael Gaither
Executive Vice President and General Counsel